Exhibit 12.1

Forestar Group Inc.

Computation of Ratio of Earnings to Fixed Charges

$ in thousands

	Nine Months ended September 30,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008
Fixed Charges:
Interest Expense	14,892	19,363	17,012	16,446	20,459	21,283
Capitalized Interest	518	721	625	75	1,021	3,628

Total Fixed Charges	15,410	20,084	17,637	16,521	21,480	24,911

Pre-Tax Net Income	16,294	20,958	10,175	7,595	94,740	17,209
Add:
Total Fixed Charges	15,410	20,084	17,637	16,521	21,480	24,911
Distributions from equity method ventures(1)	2,140	15,905	9,664	16,458	4,056	7,221
Less:
Equity in (earnings) loss from equity method ventures	(6,604)	(14,469)	29,209	(4,701)	7,771	(4,642)
Capitalized Interest	(518)	(721)	(625)	(75)	(1,021)	(3,628)

Earnings	26,722	41,757	66,060	35,798	127,026	41,071

Ratio of earnings to fixed charges	1.7	2.1	3.7	2.2	5.9	1.6

(1)	Includes both “return of” and “return on” investments from our equity method ventures.